UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.__)*
Atwood Oceanics, Inc.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

050095108
(CUSIP Number)
Mr. Rune Magnus Lundetrae Klingenberggata 4 0160 Oslo, Norway +47 22 48 30 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	050095108

	1.	Names of Reporting Person
Borr Drilling Limited

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)		[_]
		(b)		[_]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions)	WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[_]

	6.	Citizenship or Place of Organization	Bermuda

	7.	Sole Voting Power	7,800,000(1)
Number of Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each
Reporting Person With	9.	Sole Dispositive Power	7,800,000(1)

	10.	Shared Dispositive Power	0

	11.	Aggregate Amount Beneficially Owned By Each Reporting Person	7,800,000(1)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[_]

	13.	Percent of Class Represented by Amount in Row (11)	9.7%

	14.	Type of Reporting Person (See Instructions)	CO

(1)          These shares consist of forward contracts to purchase an aggregate of 7,800,000 Common Shares (defined below). See Item 6.

Schedule 13D
CUSIP No.	050095108

ITEM 1.	Security and Issuer.

This schedule relates to the common shares, par value $1.00 per share (the "Common Shares") of Atwood Oceanics, Inc. (the "Issuer"), whose principal executive offices are located at 15011 Katy Freeway, Suite 800, Houston, Texas, TX 77094.

ITEM 2.	Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed by Borr Drilling Limited, a Bermuda limited liability company (the "Reporting Person"). The Reporting Person's business address is Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda. The principal business of the Reporting Person is acting as an international drilling contractor to the oil and gas industry.

The name, citizenship, present principal occupation or employment and the business address of Borr Drilling Limited directors and management is set forth below.

Name	Principal Occupation or Employment	Position of Officer or Director	Principal Business Address and Citizenship

Erling Lind	Chairman of the Board	Attorney	Løchenveien 2, 0286 Oslo, Norway. Mr. Lind is a Norwegian citizen.
Tor Olav Troim	Director	Director of Golar LNG Limited and Chairman of the Board of Directors of Golar LNG Partners LP	Apt 8, 21 Manresa Road, London SW36LZ. Mr. Troim is a Norwegian citizen.
Fredrik Halvorsen	Director	Founder of Ubon Partners AS, a private investment company	Langoddveien 86 A, 1367 Snarøya, Norway. Mr. Halvorsen is a Norwegian citizen.
Simon Johnson	Chief Executive Officer		Apartment 2304, Al Marsa Street, Dubai Marina Dubai. Mr. Johnson is an Australian citizen.
Rune Magnus Lundetrae	Deputy Chief Executive Officer and Chief Financial Officer		Draumkvædestien 2B, 4021 Stavanger, Norway. Mr. Lundetrae is a Norwegian citizen.
Svend Anton Maier	Chief Operating Officer		Admiral Cruys gate 25, 4012 Stavanger, Norway. Mr. Maier is a Norwegian citizen.

 (d) – (e)  The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D
CUSIP No.	050095108

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has entered into forward contracts with DNB Markets, Inc. to purchase an aggregate 7,800,000 Common Shares for an aggregate of approximately $58 million. Funds used to acquire the forward contracts have come from the general working capital of the Reporting Person.

ITEM 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person has no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Person reserves the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2017, the Issuer had 80,458,655 Common Shares outstanding.  Based upon the foregoing, as of the date hereof, the Reporting Person may be deemed to beneficially own 7,800,000 Common Shares representing 9.7% of the total outstanding Common Shares as set forth below:

	Voting			Dispositive
Name	Sole		Shared	Sole		Shared
Borr Drilling Limited	7,800,000	(1)	0	7,800,000	(1)	0

(1) These shares consist of forward contracts to purchase aggregate 7,800,000 Common Shares. See Item 6.

Except as set forth above, no other Common Shares are beneficially owned by the persons named in Item 2.
(c) The following table sets forth all transactions with respect to the Common Shares effected during the past sixty (60) days by the Reporting Person.
Nature of the Transaction	Date	Securities Purchased	Price

Forward Contract for Common Shares	7/12/2017	250,000	$7.5489

Forward Contract for Common Shares	8/7/2017	500,000	$7.1790

Forward Contract for Common Shares	8/15/2017	250,000	$6.8189

Forward Contract for Common Shares	8/21/2017	500,000	$6.155

Forward Contract for Common Shares	8/22/2017	1,500,000	$6.384

Forward Contract for Common Shares	8/23/2017	1,000,000	$6.5382

Forward Contract for Common Shares	8/24/2017	800,000	$6.6785

Schedule 13D
CUSIP No.	050095108

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person entered into forward contracts with DNB Bank ASA as the counterparty providing for the purchase of an aggregate shares of 7,800,000 Common Shares (each a "Forward Contract"). Each of the Forward Contracts has a final valuation date of November 20, 2017. Until the settlement date, none of the Forward Contracts give the Reporting Person voting and dispositive control over the Common Shares to which such contracts relate.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

ITEM 7.	Materials to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2017

BORR DRILLING LIMITED

By:	/s/ Rune Magnus Lundetrae
Name:	Rune Magnus Lundetrae
Title:	Deputy Chief Executive Officer/Chief Financial Officer
Borr Drilling Management AS